UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

E.Merge Technology Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

26873Y203

(CUSIP Number)

E.Merge Technology Sponsor LLC

533 Airport Boulevard, Suite 400

Burlingame, CA 94010

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85209W 109	13D	Page 2 of 15 pages

1	Names of Reporting Persons. E.Merge Technology Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,207,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,207,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,207,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 85209W 109	13D	Page 3 of 15 pages

1	Names of Reporting Persons. Explorer Parent LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,207,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,207,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,207,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 85209W 109	13D	Page 4 of 15 pages

1	Names of Reporting Persons. Founder Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,207,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,207,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,207,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 85209W 109	13D	Page 5 of 15 pages

1	Names of Reporting Persons. Steven Fletcher
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,207,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,207,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,207,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.7%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 85209W 109	13D	Page 6 of 15 pages

1	Names of Reporting Persons. Alex Vieux
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. France
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 16,207,500
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,207,500
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,207,500
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 23.7%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 85209W 109	13D	Page 7 of 15 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of E.Merge Technology Sponsor Corp., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 533 Airport Boulevard, Suite 400, Burlingame, CA 94010.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

E.Merge Technology Sponsor LLC (“Sponsor”);

Explorer Parent LLC (“Explorer”);

Founder Holdings LLC (“Founder”);

Steven Fletcher; and

Alex Vieux.

Sponsor is organized under the laws of the State of Delaware. Explorer and Founder are each organized under the laws of the Cayman Islands. Mr. Steven Fletcher is a citizen of the United States and Mr. Alex Vieux is a citizen of France. The address for the principal business office of each Reporting Person is 533 Airport Boulevard, Suite 400, Burlingame, CA 94010.

The principal occupation of Messers. Fletcher and Vieux is Principal of Founder. The principal business of each of the other Reporting Persons is investing in securities, including the securities of the Issuer.

Information with respect to the directors and officers of Sponsor, Explorer, and Founder (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $12,000,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

CUSIP No. 85209W 109	13D	Page 8 of 15 pages

Item 4.	Purpose of Transaction

Founder Shares

In June 2020, Sponsor purchased 10,062,500 founder shares, classified as shares of Class B common stock (the “Founder Shares”), for an aggregate purchase price of $25,000. In July 2020, the Issuer effected a 0.428571 for 1 stock dividend for each share of Class B common stock outstanding, and in July 2020, the Issuer effected a further 0.044 for 1 stock dividend for each share of Class B common stock outstanding, resulting in Sponsor holding an aggregate of 15,007,500 Founder Shares. The Founder Shares include an aggregate of up to 1,957,500 Class B shares subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the Issuer’s initial public offering (the “IPO”) is not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of the Issuer’s issued and outstanding shares after the IPO (excluding the shares of Common Stock underlying the Placement Units (defined below)). The Founder Shares will automatically convert into shares of Common Stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Placement Units

On August 4, 2020, as part of a unit subscription agreement dated July 30, 2020 (the “Unit Subscription Agreement”), Sponsor purchased 1,200,000 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $12,000,000. Each Placement Unit consists of one share of Common Stock (“Placement Share”) and one-third of one redeemable warrant (each, a “Placement Warrant”). Each whole Placement Warrant is exercisable to purchase one share Common Stock at a price of $11.50 per share, subject to adjustment, during the period commencing on the later of (i) twelve (12) months from the date of the closing of the IPO and (ii) 30 days following the consummation of the Business Combination.

The foregoing description of the Unit Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares and Common Stock in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares and Common Stock in connection with a stockholder vote to approve an amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Issuer’s Common Stock if the Issuer does not complete the Business Combination within 24 months from the closing of the IPO or (B) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares if the Issuer fails to complete the Business Combination within 24 months from the closing of the IPO, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any Common Stock it holds if the Issuer fails to complete the Business Combination within the prescribed time frame.

CUSIP No. 85209W 109	13D	Page 9 of 15 pages

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Common Stock purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Common Stock voted are voted in favor of the Business Combination.

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Units, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property, and (ii) in the case of the Placement Units, including the component securities therein, until 30 days after the completion of the Business Combination, with certain limited exceptions.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Units, any Common Stock issuable upon the exercise of Placement Warrant, any Common Stock issuable upon the conversion of the Founder Shares, and any Common Stock that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

CUSIP No. 85209W 109	13D	Page 10 of 15 pages

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their designees to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 85209W 109	13D	Page 11 of 15 pages

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 68,407,500 shares of Common Stock outstanding as of August 4, 2020, which includes: (i) 52,200,000 shares of Common Stock outstanding, (ii) 1,200,000 shares of Common Stock issuable upon exercise of the Placement Units, and (iii) 15,007,500 shares of Common Stock issuable upon conversion of the Founder Shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
E.Merge Technology Sponsor LLC	16,207,500	23.7%	0	16,207,500	0	16,207,500
Explorer Parent LLC	16,207,500	23.7%	0	16,207,500	0	16,207,500
Founder Holdings LLC	16,207,500	23.7%	0	16,207,500	0	16,207,500
Steven Fletcher	16,207,500	23.7%	0	16,207,500	0	16,207,500
Alex Vieux	16,207,500	23.7%	0	16,207,500	0	16,207,500

The securities reported above are held of record by Sponsor and include: (i) 1,200,000 shares of Common Stock issuable upon exercise of the Placement Units, and (ii) 15,007,500 shares of Common Stock issuable upon conversion of the Founder Shares. The Founder Shares include an aggregate of up to 1,957,500 Class B shares subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the IPO is not exercised in full or in part.

Alex Vieux and Steven Fletcher are managing members of the Sponsor and indirectly principals of Explorer, whose managing member is Founder. By virtue of these relationships, each of them may be deemed to share beneficial ownership of the securities held of record by Sponsor.

(c) The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 85209W 109	13D	Page 12 of 15 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Unit Subscription Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated July 30, 2020, by and among the Issuer, its officers, its directors and the Sponsor. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed August 5, 2020).
3	Registration Rights Agreement, dated July 30, 2020, by and between the Issuer and E.Merge Technology Sponsor Corp. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed August 5, 2020).
4	Unit Subscription Agreement, dated July 30, 2020, by and between the Issuer and the Sponsor. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed August 5, 2020).

CUSIP No. 85209W 109	13D	Page 13 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 14, 2020

E.merge TECHNOLOGY SPONSOR LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

EXPLORER PARENT LLC
By: Founder Holdings LLC, its managing member

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

FOUNDER HOLDINGS LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

STEVEN FLETCHER

/s/ Steven Fletcher

ALEX VIEUX

/s/ Alex Vieux

CUSIP No. 85209W 109	13D	Page 14 of 15 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of E.Merge Technology Sponsor LLC, Explorer Parent LLC, and Founder Holdings LLC are set forth below.

E.Merge Technology Sponsor LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Steven Fletcher	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	United States
Alex Vieux	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	France
Jeff Clarke	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	United States

Explorer Parent LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Steven Fletcher	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	United States
Alex Vieux	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	France

Founder Holdings LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Steven Fletcher	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	United States
Alex Vieux	Principal of Financial Services Firm	533 Airport Boulevard, Suite 400, Burlingame, CA 94010	France

CUSIP No. 85209W 109	13D	Page 15 of 15 pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 14th day of August, 2020.

E.merge TECHNOLOGY SPONSOR LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

EXPLORER PARENT LLC
By: Founder Holdings LLC, its managing member

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

FOUNDER HOLDINGS LLC

By:	/s/ Steven Fletcher
Name:	Steven Fletcher
Title:	a Managing Member

By:	/s/ Alex Vieux
Name:	Alex Vieux
Title:	a Managing Member

STEVEN FLETCHER

/s/ Steven Fletcher

ALEX VIEUX

/s/ Alex Vieux